August 10, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (703) 453-8578</u>

Mr. Henry H. Graham, Jr.
Chief Financial Officer
TNS, Inc.
11480 Commerce Park Drive,
Suite 600
Reston, VA 20191

Re: **TNS, Inc.**
        Form 10-K for the year ended December 31, 2005
        Filed March 16, 2006
        Form 10-K/A and Form 10-Q/A filed July 21, 2006
        File No. 1-32033

Dear Mr. Graham:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Daniel L. Gordon
                                Accounting Branch Chief